Orion Office REIT Inc.

2325 E. Camelback Road, Floor 8,

Phoenix, AZ 85016

October 20, 2021

BY EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun; Kristina Marrone; Ruairi Regan; Brigitte Lippmann

Re:	Orion Office REIT Inc. Draft Registration Statement on Form 10 Submitted July 21, 2021 CIK No. 0001873923

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Orion Office REIT Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form 10, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on October 22, 2021, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William J. Cernius of Latham & Watkins LLP at (714) 755-8172 with any questions that you may have.

[Signature page follows]

Sincerely, ORION OFFICE REIT INC.

/s/ Michelle Bushore
By:	Michelle Bushore
Title:	Vice President and General Counsel

cc: (via e-mail)

Sumit Roy, Chief Executive Officer, Orion Office REIT Inc.

William J. Cernius, Latham & Watkins LLP

Darren J. Guttenberg, Latham & Watkins LLP